Exhibit 3.7

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

DERMATA THERAPEUTICS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Dermata Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was March 24, 2021 (as amended, the “Certificate of Incorporation”).

2. The Certificate of Incorporation of the Corporation is hereby amended by deleting the last sentence of Article V, Part B, Section 3.1.1 and replacing it in its entirety with the following:

“Notwithstanding the foregoing, in the event that the Series 1d Preferred Stock converts to Common Stock upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an “IPO”), each share of Series 1d Preferred Stock is convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by multiplying the Adjusted As Converted Number (as defined below) by the Series 1d IPO Conversion Ratio (as defined below) (the “Series 1d IPO Conversion Number”). For the avoidance of doubt, and notwithstanding the terms set forth in Section 3.4, the Series 1d IPO Conversion Number shall not be subject to further adjustment for any subdivision or combination of the outstanding Common Stock effected in anticipation of the IPO (including, without limitation, the stock split effected pursuant to that certain Certificate of Amendment of Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on July 1, 2021 at 1:14 PM ET). For purposes of this Section 3.1.1, the following definitions shall apply:

(a) The “Adjusted Conversion Price” means the product of (i) the Original Issue Price for the Series 1d Preferred Stock multiplied by (ii) 1.2, rounded to the nearest whole cent.

(b) The “Adjusted Conversion Ratio” means the quotient of (i) the Original Issue Price for the Series 1d Preferred Stock divided by (ii) the Adjusted Conversion Price.

(c) The “Adjusted As Converted Number” means the product of (i) one share of Series 1d Preferred Stock multiplied by (ii) the Adjusted Conversion Ratio.

(d) The “IPO Discount Ratio” means 80% of the initial public per share offering price in the IPO.”

(e) The “Series 1d IPO Conversion Ratio” means the quotient of (i) the Adjusted Conversion Price divided by (ii) the IPO Discount Price.”

3. The foregoing amendments were duly adopted by the board of directors of the Corporation and the stockholders of the Corporation in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment and the amendments to the Certificate of Incorporation effected hereby shall be effective immediately upon filing.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 12th day of July 2021.

DERMATA THERAPEUTICS, INC.

By:	/s/ Gerald T Proehl
Name:	Gerald T. Proehl
Title:	President and CEO